Consent Solicitation Statement
BANRO CORPORATION
Solicitation of Consents to Amend the Indenture and Collateral Trust Agreement Relating to the
10% Senior Secured Notes due 2017 (the “Notes”)
CUSIP No. 066800AA1 and 066800AC7
ISIN No. CA066800AA11 and CA066800AC76

March 6, 2015

The Solicitation (as defined below) will expire, and the deadline for Consents (as defined below) will be, at 5:00 p.m. (Toronto time) on March 26, 2015, unless extended (such time and date, as they may be extended, the “Expiration Time”). The Consents are being solicited in connection with proposed amendments to the Indenture (as defined below) and related amendments to the Collateral Trust Agreement (as defined below), as described in greater detail below. Holders and Subsequent Holders (both as defined below) who desire to receive the Consent Fee (as defined below) must deliver a Consent to the Proposed Amendments (as defined below) pursuant to the Solicitation at or prior to the Expiration Time.

Banro Corporation (the “Company” or “we” or “us”), hereby solicits (the “Solicitation”) consents (the “Consents”) to certain proposed amendments to the Indenture dated as of March 2, 2012, as supplemented by a supplemental indenture dated as of April 23, 2013 (the “Indenture”), by and among the Company, its subsidiary guarantors (the “Guarantors”) and Equity Financial Trust Company, as trustee (the “Trustee”), pursuant to which the Notes were issued (the “Proposed Indenture Amendment”), and certain proposed related amendments to the Collateral Trust Agreement dated March 2, 2012 (the “Collateral Trust Agreement”), among the Company, the initial guarantors named on the signature pages thereto and the Trustee, among others (the “Related Collateral Trust Agreement Amendment”, and together with the Proposed Indenture Amendment, collectively, the “Proposed Amendments”), subject to the conditions set forth in this Consent Solicitation Statement (this “Solicitation Statement”) and in the accompanying Consent Form (the “Consent Form”), all as described below under “Proposed Amendments”.

The consent fee is US$2.50 for each US$1,000 principal amount of Notes in respect of which a valid Consent is received by the Tabulation Agent and Payment Agent prior to the Expiration Time and which has been accepted by the Company and not revoked (the “Consent Fee”). Adoption of the Proposed Indenture Amendment requires the Consents of the holders of Notes (“Holders”) of a majority of the then aggregate outstanding principal amount of the Notes (the “Requisite Consents”). Pursuant to the Support Agreements the Supporting Noteholders (both as defined below) have agreed to, in respect of the Notes beneficially owned, or over which control or direction is exercised, directly or indirectly, by them, consent to the Proposed Amendments. The Supporting Noteholders collectively beneficially own, or exercise control or direction over, directly or indirectly, an aggregate principal amount of Notes representing a majority of the currently issued and outstanding Notes. As of the date of this Solicitation Statement, US$175,000,000 aggregate principal amount of Notes are outstanding. See “Proposed Amendments” for a description of the Proposed Amendments. The Company will, as promptly as practicable after the Proposed Amendments become effective, or, if the Company determines not to proceed with the Proposed Amendments in accordance with the Solicitation, as promptly as practicable after such determination, pay such Consent Fee in respect of Consents validly delivered and accepted pursuant to the Solicitation and not revoked.

The Solicitation Agent for the Solicitation is:	The Tabulation Agent and Payment Agent for the
Solicitation is:
CIBC World Markets Inc.
Equity Financial Trust Company

A Consent delivered by a Holder may be revoked by such Holder (or a subsequent registered holder who has provided evidence of transfer that is acceptable to the Tabulation Agent and Payment Agent or Trustee (a “Subsequent Holder”)) by written notice to the Tabulation Agent and Payment Agent or the Trustee before the Amending Agreements (as defined below) become effective.

As soon as practicable following the Expiration Time, provided the Requisite Consents have been received and the General Conditions (as defined below) have been satisfied or waived, the Company and the Trustee will execute an amendment to each of the Indenture and the Collateral Trust Agreement (together, the “Amending Agreements”) containing the Proposed Amendments. The Company, in its sole discretion, may waive any of the General Conditions in whole or in part, at any time or from time to time, prior to the Expiration Time. See “Conditions to the Solicitation”. The Amending Agreements will become effective upon execution by the Company, the Guarantors, the Trustee and certain other secured debt representatives under the Collateral Trust Agreement, as applicable. If the Solicitation is terminated or withdrawn for any reason, the Proposed Amendments will not become effective, and the Indenture and the Collateral Trust Agreement shall continue in full force and effect, unamended by the Proposed Amendments.

If the Requisite Consents are received and accepted and the Proposed Amendments become effective, the Proposed Amendments will be binding on all holders of the Notes regardless of whether or not a Holder delivered a Consent.

IMPORTANT INFORMATION

This Solicitation Statement has not been filed with or reviewed by any Canadian provincial or territorial securities commission or similar regulatory authority of any other jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of this Solicitation Statement. Any representation to the contrary is unlawful and may be a criminal offense.

NONE OF THE COMPANY, THE SOLICITATION AGENT OR THE TABULATION AGENT AND PAYMENT AGENT MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD DELIVER CONSENTS IN RESPONSE TO THE SOLICITATION. EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO DELIVER A CONSENT AND SHOULD CONSULT HIS, HER OR ITS FINANCIAL ADVISORS IN CONNECTION WITH SUCH DECISION.

Only Holders and Subsequent Holders who have validly delivered a Consent at or prior to the Expiration Time that has been accepted by the Company and not revoked will be eligible to receive the Consent Fee, which the Company will pay as promptly as practicable after the Proposed Amendments become effective, or, if the Company determines not to proceed with the Proposed Amendments in accordance with the Solicitation, as promptly as practicable after such determination. All other Holders will not be eligible to receive any Consent Fee, but will be bound by the Proposed Amendments if they become effective.

Only Holders and Subsequent Holders are eligible to Consent to the Proposed Amendments. As used herein, the term “Holder” means each person shown on the records of the registrar for the Notes as a holder of the Notes at 5:00 p.m. (Toronto time) on February 26, 2015 (the “Record Date”). As at the date hereof, a nominee of CDS Clearing and Depository Services Inc. (“CDS”), as the sole registered holder of the Notes, is the sole Holder for purposes of this solicitation of Consents. BENEFICIAL OR NON-REGISTERED HOLDERS (AS DEFINED BELOW) SHOULD PROMPTLY CONTACT THEIR INTERMEDIARIES (AS DEFINED BELOW) AND OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO THE APPLICABLE CONSENT PROCEDURES AND DEADLINES, WHICH MAY BE EARLIER THAN THE DEADLINES THAT ARE SET OUT IN THIS SOLICITATION STATEMENT AND THE CONSENT FORM. SEE “PROCEDURES FOR DELIVERING CONSENTS”.

Holders who wish to Consent must deliver their properly completed and executed Consent Form to the Tabulation Agent and Payment Agent at the address set forth on the back cover page of this Solicitation Statement and in the Consent Form in accordance with the instructions set forth herein and therein. Consents should not be delivered to the Company or the Solicitation Agent. However, the Company reserves the right to accept any Consent received by the Company or the Solicitation Agent. Under no circumstances should any person deliver Notes to the Company, the Trustee, the Solicitation Agent or the Tabulation Agent and Payment Agent. Beneficial or Non-Registered Holders should not deliver the Consent Form but must follow the Consent procedures of their Intermediary (as defined below). See “Procedures for Delivering Consents — Consent Procedures for Holders Whose Notes Are Not Held in Their Name”.

ii

Any questions regarding the terms of the Solicitation and requests for assistance relating to the procedure for delivering Consents to the Proposed Amendments may be directed to the Solicitation Agent at the address and telephone number on the back cover of this Solicitation Statement. Additional copies of this Solicitation Statement or the Consent Form may be obtained on the Company³s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on the SEC³s Electronic Data Gathering and Retrieval system (“EDGAR”), which can be accessed at www.sedar.com and www.sec.gov, respectively. Beneficial or Non-Registered Holders may also contact their Intermediary for assistance regarding the Solicitation.

This Solicitation Statement and the Consent Form contain important information which should be read before any decision is made with respect to the Solicitation.

This Solicitation Statement does not constitute a solicitation of Consents in any jurisdiction in which, or from any person from whom, it is unlawful to make such solicitation under applicable securities laws.

The delivery of this Solicitation Statement shall not under any circumstances create any implication that the information contained herein or attached hereto is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its affiliates since the date hereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Solicitation Statement or the Consent Form and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Solicitation Agent or the Tabulation Agent and Payment Agent.

NOTICE TO UNITED STATES HOLDERS

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE HAVE PASSED ON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Solicitation is not subject to the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) applicable to tender or exchange offers or proxy solicitations. Accordingly, this Solicitation is being effected in accordance with Canadian corporate and securities laws. The information herein has been prepared in accordance with the disclosure requirements applicable in Canada. Holders in the United States should be aware that such requirements are different from those of the United States under the Securities Act or the U.S. Exchange Act.

See “Certain United States Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” for certain information concerning tax consequences to Holders who are United States taxpayers.

iii

WHERE HOLDERS CAN FIND MORE INFORMATION

The Company files annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada (other than Québec) and files such information with, or furnishes such information to, the Securities and Exchange Commission (the “SEC”) in the United States. You may read and download public documents that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada (other than Québec) at www.sedar.com. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with, or furnishes to, the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that the Company has filed with, or furnished to, the SEC at the SEC³s public reference room: 100 F Street, N.E., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room and copying charges. You also may read and download the documents the Company has filed with the SEC³s Electronic Data Gathering and Retrieval system at www.sec.gov.

CURRENCY

All references herein to “US$” are references to United States dollars, the lawful currency of the United States of America.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Solicitation Statement may contain forward-looking information that is based on expectations and estimates as of the date of this Solicitation Statement. The Company³s forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology. In particular, any statement, express or implied, regarding future actions, conditions or events or future operating results is forward-looking information. Forward-looking information is not a guarantee of performance. All statements, other than statements of historical facts, included in this Solicitation Statement that address activities, events or developments that are expected, believed or anticipated to occur or that may occur in the future are forward-looking information. Examples of such forward-looking information in this Solicitation Statement include, but are not limited to, statements with respect to timing of the completion of the Solicitation and the execution of the Amending Agreements. Such forward-looking information is subject to the risks, uncertainties and assumptions highlighted in the Company³s most recent annual and interim management³s discussion and analysis and the disclosure in the other documents referred to in “Where Holders Can Find More Information”.

While the Company anticipates that subsequent events and developments may cause its views to change, it does not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that the events or results of the forward-looking information will occur, or if any of them do, when they will occur or what impact they will have on the Company³s results of operations or financial condition, as actual results and future events could differ materially from those expected or estimated in such information. Accordingly, readers should not place undue reliance on any forward-looking information. See “Risk Factors” in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including, but not limited to, the Company³s most recent annual and interim management³s discussion and analysis and the disclosure in the documents referred to in “Where Holders Can Find More Information” for further information with respect to forward-looking information in those documents.

SUMMARY

The following summary is provided solely for the convenience of Holders. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Solicitation Statement, the Consent Form and any amendments or supplements hereto or thereto. Holders are urged to read the Solicitation Statement and the Consent Form in their entireties because they contain important information that should be read carefully before any decision is made with respect to the Solicitation. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Solicitation Statement.

The Notes:	10% Senior Secured Notes due 2017 (CUSIP Nos. 066800AA1 and 066800AC7; ISIN Nos. CA066800AA11 and CA066800AC76). The Notes are governed by the Indenture.

Purpose of the Solicitation and Proposed Amendments:

The Company has entered into two forward sale agreements in respect of production at the Twangiza gold mine located in the South Kivu Province of the Democratic Republic of the Congo (collectively, the “Forward Agreements”) and a gold streaming agreement in respect of the Namoya gold mine located approximately 200 kilometres southwest of the Twangiza gold mine (the “Gold Streaming Agreement”, and together with the Forward Agreements, the “Financing Arrangements”). Reference is made to the Company³s news release dated February 27, 2015 for additional information in respect of the Financing Arrangements.

The purpose of the Solicitation is to obtain the Consent of Holders to amend certain terms of the Indenture and to make certain related amendments to the Collateral Trust Agreement in order to, among other things, secure the gold delivery obligations under the Financing Arrangements. See “Proposed Amendments”.

The Amending Agreements setting out the Proposed Amendments are expected to be substantially in the form attached as Schedule A hereto.

Expiration Time:	The Solicitation will expire at 5:00 p.m. (Toronto time) on March 26, 2015, unless extended by the Company in its sole discretion.

Record Date:	The Record Date for the determination of Holders entitled to give Consents pursuant to the Solicitation is 5:00 p.m. (Toronto time) on February 26, 2015.

Requisite Consents:	Adoption of the Proposed Indenture Amendment requires the Consents of the Holders of a majority of the then aggregate outstanding principal amount of the Notes.

Pursuant to the Support Agreements the Supporting Noteholders have agreed to, in respect of the Notes beneficially owned, or over which control or direction is exercised, directly or indirectly, by them, consent to the Proposed Amendments. The Supporting Noteholders collectively beneficially own, or exercise control or direction over, directly or indirectly, an aggregate principal amount of Notes representing a majority of the currently issued and outstanding Notes.

Consent Fee:

The Consent Fee is US$2.50 for each US$1,000 principal amount of Notes in respect of which a valid Consent is received by the Tabulation Agent and Payment Agent prior to the Expiration Time and which has been accepted by the Company and not revoked.

Conditions to the Solicitation:

The Company may terminate the Solicitation if the Amending Agreement Condition is not satisfied or the General Conditions are not satisfied or waived. See “Conditions to the Solicitation”. The Company may waive any of the General Conditions, in whole or in part, at any time prior the Expiration Time.

How to Deliver Consents:

See “Procedures for Delivering Consents”. For further information or assistance, Beneficial or Non-Registered Holders should consult their broker, dealer, commercial bank, trust company or other intermediary (collectively, “Intermediaries”).

Tax Considerations:	For a discussion of the Canadian federal and United States federal income tax considerations of the Solicitation applicable to Holders, see “Material Tax Considerations”.

Solicitation Agent:

CIBC World Markets Inc. is serving as solicitation agent (the “Solicitation Agent”) in connection with the Solicitation. In such capacity, the Solicitation Agent is available to answer questions with respect to the terms of the Solicitation.

Tabulation Agent and Payment Agent: .

Equity Financial Trust Company is serving as tabulation agent and payment agent (the “Tabulation Agent and Payment Agent”) in connection with the Solicitation. Its contact information appears on the back cover of this Solicitation Statement.

TERMS OF THE SOLICITATION

Upon the terms and subject to the conditions set forth in this Solicitation Statement and in the accompanying Consent Form (including, if the Solicitation is extended or amended, the terms and conditions of any such extension or amendment), the Company is soliciting Consents to the Proposed Amendments from Holders of the Notes. The Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture with the consent of the Holders of a majority in principal amount of the Notes outstanding. Accordingly, in certain circumstances, the Proposed Indenture Amendment requires the Consents of the Holders of a majority of the outstanding aggregate principal amount of the Notes. The Company is also soliciting Consents to the Related Collateral Trust Agreement Amendment, which is related to the Proposed Indenture Amendment. See “Proposed Amendments” for a description of the Proposed Amendments.

Holders who desire to consent to the Proposed Amendments and receive the Consent Fee are required to validly deliver a Consent to the Proposed Amendments at or prior to the Expiration Time. A Consent delivered by a Holder may be revoked by such Holder or a Subsequent Holder by written notice to the Tabulation Agent and Payment Agent or the Trustee before the date the Proposed Amendments become effective. Each Holder or Subsequent Holder, by delivering a Consent, will agree in the Consent Form that its Consent will continue once delivered, unless validly revoked, even if the Solicitation shall be extended beyond the initial Expiration Time. Subject to receipt of the Requisite Consents and the satisfaction or waiver of the General Conditions by the Expiration Time, the Company will, as soon as practicable following the Expiration Time, execute the Amending Agreements documenting the Proposed Amendments. Subject to applicable securities laws and the terms and conditions set forth in this Solicitation Statement, the Company reserves the absolute right, in its sole discretion, in accordance with the terms hereof, to waive any and all General Conditions, to extend or terminate the Solicitation, or to otherwise amend the Solicitation in any respect. See “Conditions to the Solicitation” and “Expiration; Extension; Amendment; Termination”. The Company will, as promptly as practicable after the Proposed Amendments become effective, or, if the Company determines not to proceed with the Proposed Amendments in accordance with the Solicitation, as promptly as practicable after such determination, pay to each Holder or Subsequent Holder who has delivered a valid Consent to the Proposed Amendments at or prior to the Expiration Time, which Consent has not been revoked, the Consent Fee for the Notes in respect of which such Consent has been delivered by such Holder or Subsequent Holder and accepted by the Company. The Amending Agreements will become effective upon execution by the Company, the Guarantors, the Trustee and certain other secured debt representatives under the Collateral Trust Agreement, as applicable. If the Requisite Consents are received and the Proposed Amendments have become effective, the Proposed Amendments will be binding on all holders of outstanding Notes. If the Solicitation is terminated or withdrawn for any reason, the Proposed Amendments will not become effective, and the Indenture and Collateral Trust Agreement shall continue in full force and effect, unamended by the Proposed Amendments.

A Holder as of the Record Date who does not consent to the Proposed Amendments or who holds Notes in respect of which no Consent has been submitted or whose Consent is submitted after the Expiration Time or whose Consent is revoked before the Amending Agreements become effective will not be eligible to receive a Consent Fee. If the Solicitation is terminated for any reason before the Expiration Time, or the conditions thereto are neither satisfied nor waived, the Consents will be voided and the Amending Agreements will not be executed. The delivery of a Consent will not affect a Holder³s right to sell or transfer its Notes. All Consents received at or prior to the Expiration Time and not revoked will be effective notwithstanding a transfer of such Notes subsequent to the Record Date. If a Holder delivers a Consent and subsequently transfers its Notes at or prior to the Expiration Time, any Consent Fee payment with respect to such Notes will be made to the Holder who delivered the Consent.

Beneficial or Non-Registered Holders who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of an Intermediary or in the name of a clearing agency of which such Intermediary is a participant, must contact such Intermediary promptly and instruct such Intermediary to promptly execute and deliver an appropriate consent form on behalf of the Beneficial or Non-Registered Holders at or prior to the Expiration Time in accordance with applicable Consent procedures of such Intermediary. See “Procedures for Delivering Consents — Consent Procedures for Holders Whose Notes Are Not Held in Their Name”.

The Consent Fee is US$2.50 for each US$1,000 principal amount of Notes in respect of which a valid Consent is received by the Tabulation Agent and Payment Agent prior to the Expiration Time and which has been accepted by the Company and not revoked. Notwithstanding anything to the contrary herein, in the case of any Notes that are registered in the name of a clearing agency of which an Intermediary is a participant, the Company may satisfy its obligation set out in the Solicitation Statement to pay to the Holder or Subsequent Holder thereof a Consent Fee by paying such Consent Fee directly to the relevant Intermediary, for the benefit of the beneficial owners of such Notes. All amounts payable under the Solicitation will be paid in United States dollars. Pursuant to applicable laws, the relevant Intermediary may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Holder or Subsequent Holder. No interest will be paid on the Consent Fee.

The Supporting Noteholders have agreed with the Company that to the extent they are entitled to receive the Consent Fee, they will waive such fee.

In the event that the Solicitation is withdrawn or otherwise is not completed, the Proposed Amendments will not become effective.

If the Amending Agreements are executed, the Holders who do not deliver valid Consents at or prior to the Expiration Time or whose Consent is revoked before the Amending Agreements become effective will be bound thereby even though they did not consent to the Proposed Amendments and will not receive the Consent Fee.

PURPOSE OF THE SOLICITATION

The purpose of the Solicitation is to obtain the Consent of Holders of the Notes to amend certain terms of the Indenture and to make certain related amendments to the Collateral Trust Agreement in order to, among other things, secure the gold delivery obligations under the Financing Arrangements. The Solicitation is being made in conjunction with, and is conditioned upon, the conditions set forth herein. See “Conditions to the Solicitation”.

PROPOSED AMENDMENTS

The Company is soliciting the Consents of the Holders to the Proposed Amendments. All statements herein regarding the substance of any provision of the Proposed Amendments, the Indenture and the Collateral Trust Agreement are qualified in their entirety by, and are subject to, the full text of the Indenture, the Collateral Trust Agreement and the Amending Agreements. Copies of the Indenture and the Collateral Trust Agreement are available on the Company³s profile on SEDAR and on EDGAR, which can be accessed at www.sedar.com and www.sec.gov, respectively.

The following statements are only a summary of the general effect of certain provisions of the Amending Agreements. The Amending Agreements are expected to be substantially in the form attached as Schedule A hereto. Reference should be made to the forms of Amending Agreements attached as Schedule A hereto for a complete description of the Proposed Amendments. Primarily, the Proposed Amendments would modify the Indenture and the Collateral Trust Agreement as set out below. Although the substance of the Proposed Amendments is detailed below, additional non-material administrative amendments to the Indenture and the Collateral Trust Agreement may be made to give effect to the intent of the Proposed Amendments detailed below. Wherever particular sections or defined terms of the Indenture or the Collateral Trust Agreement are referred to, such sections or defined terms are incorporated by reference.

Amendments to the Indenture

The Proposed Indenture Amendment would have the following effect:

i.

The obligations of the Company (and its applicable affiliates) as set out in the Financing Arrangements will be added to the definition of “Indebtedness” under the Indenture, and also added as exceptions to the limitation on the Incurrence (as defined in the Indenture) of Indebtedness (as defined in the Indenture) by the Company or its Restricted Subsidiaries (as defined in the Indenture);

ii.	The Financing Arrangements will be excluded from the definition of “Asset Disposition” under the Indenture;

iii.

The definition of "Parity Lien Debt" and "Priority Lien Debt" will be amended to delete the requirement that the designation of such Indebtedness must occur on or before the date on which the Indebtedness is Incurred by the Company or one of its Restricted Subsidiaries;

iv.

The Indebtedness permitted under Section 4.09(b)(1) of the Note Indenture (which qualifies as Priority Lien Debt (as defined in the Indenture)) will be expanded to include (1) Priority Stream Obligations (as defined in the Amending Agreements) (generally, defined to be the obligation to deliver the payable gold as it is produced pursuant to the stream) and (2) Twangiza Forward Secured Obligations (as defined in the Amending Agreements);

v.

The Indebtedness permitted under Section 4.09(b)(19) of the Indenture (which qualifies as Parity Lien Debt (as defined in the Indenture)) will be expanded to include (1) the Namoya Streaming Secured Obligations (as defined in the Amending Agreements) (excluding the amount of any Priority Stream Obligations) and (2) the Deposit Balance Amount (as defined in the Amending Agreements);

vi.

The prohibition on restricting intercompany distributions in Section 4.08(a) of the Indenture will be amended to apply only where the effect of such restriction would be to cause the Company or any of its Restricted Subsidiaries to not have sufficient funds to satisfy its obligations under the Indenture or under any other Secured Debt Document (as defined in the Indenture); and

vii.

The Events of Default (as defined in the Indenture) in Section 6.01 of the Indenture will be revised to include any Banro Event of Default (as defined in the Financing Arrangements) in respect of which the grace period has expired.

Amendments to the Collateral Trust Agreement

In general, other than amendments consequential to those set out in the Proposed Indenture Amendment, the primary purpose of the Related Collateral Trust Agreement Amendment is to reflect that the Namoya Streaming Obligations represent a pre-paid purchase obligation of the seller under the Gold Streaming Agreement. To that end, among other things, the Related Collateral Trust Agreement Amendment adds a new covenant that the Trustee will only sell, transfer or dispose of the collateral in a manner that complies with the transfer provisions of the Gold Streaming Agreement. The Related Collateral Trust Agreement Amendment further provides that provided the Trustee so sells, transfers or disposes of the collateral in compliance with such transfer restrictions, the stream purchaser will have no entitlement to share in the proceeds of the disposition except to satisfy the Priority Stream Obligations due and owing prior to such disposition and not assumed by the transferee of such collateral. Further, the payment priorities in the Collateral Trust Agreement would be amended to provide that the Priority Stream Obligations will be paid in priority to the other Priority Lien Obligations.

RECORD DATE

The Record Date for the determination of Holders entitled to give Consents pursuant to the Solicitation is 5:00 p.m. (Toronto time) on February 26, 2015. This Solicitation Statement and the accompanying Consent Form are being sent to all Holders as of the Record Date. The Company reserves the right to establish from time to time any new date as the Record Date with respect to the Notes for purposes of the Solicitation and, thereupon, any such new date will be deemed to be the “Record Date” for purposes of such Solicitation.

PROCEDURES FOR DELIVERING CONSENTS

Holders who wish to consent to the Proposed Amendments should so indicate by completing the appropriate boxes in, and signing and dating, the accompanying Consent Form. Beneficial or Non-Registered Holders should not deliver the Consent Form but must follow the Consent procedures of their Intermediary. See “Procedures for Delivering Consents — Consent Procedures for Holders Whose Notes Are Not Held in Their Name”.

If a Consent relates to fewer than all the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the Consent Form the name(s) and address(es) and aggregate dollar amount (in integral multiples of US$1,000) of such Notes to which the Consent relates. Otherwise, the Consent will be deemed to relate to all Notes held of record as of the Record Date by the Holder. The Holder will receive the Consent Fee for only that portion of such Notes to which the Consent relates, to the extent that the Holder³s Consent has been accepted by the Company and not revoked.

A properly completed, executed and dated Consent Form must be delivered to the Tabulation Agent and Payment Agent by mail, first-class postage prepaid, hand delivery, overnight courier or by facsimile transmission or email (followed in the case of facsimile transmission or email by physical delivery of the originally executed Consent Form) at the address or facsimile number or email address of the Tabulation Agent and Payment Agent set forth on the back cover of this Solicitation Statement at or prior to the Expiration Time. Delivery of Consent Forms should be made sufficiently in advance of the Expiration Time to assure that the Consent Form is received at or prior to the Expiration Time (and, in the case of facsimile or email transmission, that the original Consent Form is received by the Tabulation Agent and Payment Agent prior to 5:00 p.m. (Toronto time) on the fourth business day following the Expiration Time). Under no circumstances should any person deliver Notes to the Company, the Trustee, the Solicitation Agent or the Tabulation Agent and Payment Agent. The Company reserves the right to receive Consent Forms by any other reasonable means or in any form that reasonably evidences the giving of Consent.

Only Holders and Subsequent Holders may deliver a Consent Form and be paid the Consent Fee. Consent Forms executed by the Holder or Subsequent Holders should be executed exactly the same way as their name(s) appear(s) on the Notes.

Consent Procedures for Holders Whose Notes Are Not Held in Their Name

Only Holders and Subsequent Holders are permitted to complete and deliver a Consent Form as described above. You may be a beneficial owner of Notes (a “Beneficial or Non-Registered Holder”) if your Notes are registered either:

(1)

in the name of an Intermediary with whom you deal in respect of the Notes, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(2)	in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

Any Beneficial or Non-Registered Holder who wishes to deliver a Consent should not execute the Consent Form. Instead, he, she or it must instruct the relevant Intermediary to execute an appropriate consent form on his, her or its behalf.

The Company has distributed copies of the Solicitation Statement to Intermediaries who are required to forward these materials to Beneficial or Non-Registered Holders. If you are a Beneficial or Non Registered Holder you will be provided with materials by your applicable Intermediary which must be completed and signed by you in accordance with the directions of such Intermediary or you will receive instructions from your applicable Intermediary on how to validly Consent.

The purpose of these procedures is to permit you, as a Beneficial or Non-Registered Holder, to provide your Consent in respect of your Notes. Beneficial or Non-Registered Holders should promptly contact their Intermediaries and obtain and follow their Intermediaries’ instructions with respect to the applicable consent procedures and deadlines, which may be earlier than the deadlines that are set out in this Solicitation Statement.

Consent Procedures for Purchasers of Notes After the Record Date

If a person purchases Notes after the Record Date and the Holder of such Notes as of the Record Date previously consented (or thereafter consents) to the Proposed Amendments, such Consent of the Holder as of the Record Date, and not the subsequent registered holder, will be eligible for acceptance by the Tabulation Agent and Payment Agent if it was (or is) validly submitted. However, if a person purchases Notes after the Record Date, the purchaser may revoke the previous Consent, if applicable, and submit a new Consent, to the extent it is a Subsequent Holder, or obtain an appropriate Consent from the Holder as of the Record Date and submit such Consent on or prior to the Expiration Time.

Validity of Consents

All questions as to the validity, form, eligibility, receipt and acceptance of any Consent will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all Consents that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities or conditions of delivery as to a particular Consent, which the Company may require to be cured within such time as the Company determines. None of the Company, the Solicitation Agent, the Tabulation Agent and Payment Agent, the Trustee or any other person shall have any duty to give notification of any such defects or irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consent Forms will not be deemed to have been made until such defects or irregularities have been cured or waived. The Company³s interpretation of the terms and conditions of the Solicitation (including this Solicitation Statement and the accompanying Consent Form and the instructions hereto and thereto) will be conclusive, final and binding on all parties.

Revocation of Consents

All properly completed and executed Consent Forms received on or prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consent Form relates. A Consent delivered by a Holder may be revoked by such Holder or a Subsequent Holder by written notice to the Tabulation Agent and Payment Agent or the Trustee before the date the Proposed Amendments become effective. Each Holder or Subsequent Holder, by delivering a Consent pursuant to the Solicitation, will agree in the Consent Form that its Consent will continue once delivered, unless validly revoked, even if the Solicitation shall be extended beyond the initial Expiration Time. A Consent by a Holder or Subsequent Holder will bind such Holder or Subsequent Holder, as the case may be, and every subsequent registered holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

CONDITIONS TO THE SOLICITATION

Notwithstanding any other provisions of the Solicitation and in addition to (and not in limitation of) the Company³s right to extend and/or amend the Solicitation, the Company may terminate the Solicitation, if the Amending Agreement Condition shall not have been satisfied. The “Amending Agreement Condition” means receipt of the Requisite Consents with respect to the Proposed Amendments and the execution of the Amending Agreements by the Company, the Guarantors, the Trustee and certain other secured debt representatives under the Collateral Trust Agreement, as applicable.

Notwithstanding any other provision of the Solicitation and in addition to (and not in limitation of) the Company³s right to extend and/or amend the Solicitation, the Company may terminate the Solicitation, if any of the following (the “General Conditions”) have occurred:

  there shall have been instituted, threatened or be pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Solicitation that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Solicitation or the Proposed Amendments;

  an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole or (b) would or might prohibit, prevent, restrict or delay consummation of the Solicitation or the Proposed Amendments;

  there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Solicitation or the Proposed Amendments;

  the Trustee shall have objected in any respect to or taken action that could, in the sole judgment of the Company, adversely affect the consummation of the Solicitation or the Proposed Amendments or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the Solicitation; or

  there shall have occurred (a) any general suspension of, or limitation on prices for, trading in securities in Canadian or the United States securities or financial markets, (b) any significant adverse change in the price of the Notes in Canada, the United States or other major securities or financial markets, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in Canada, the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving Canada or the United States, or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived, in whole or in part, at any time and from time to time, prior to the Expiration Time in the Company³s sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding any other provisions of the Solicitation, the Company has the right, in its sole discretion, to terminate the Solicitation at any time. In any such event, the Company will provide notice by public announcement.

Support Agreements

Pursuant to the terms of support agreements dated February 27, 2015 (the “Support Agreements”) between the Company and each of Gramercy Funds Management LLC and certain funds under management by BlackRock Investment Management (UK) Limited (collectively, the “Supporting Noteholders”) and subject to the conditions set out therein, the Supporting Noteholders agreed to, in respect of the Notes beneficially owned, or over which control or direction is exercised, directly or indirectly, by them, consent to the Proposed Amendments.

The Supporting Noteholders collectively beneficially own, or exercise control or direction over, directly or indirectly, an aggregate principal amount of Notes representing a majority of the currently issued and outstanding Notes.

EXPIRATION; EXTENSION; AMENDMENT; TERMINATION

The Solicitation will expire at 5:00 p.m. (Toronto time) on March 26, 2015, unless extended by the Company. The Company expressly reserves the right to extend the Solicitation for such period or periods as it may determine, in its sole discretion from time to time, by giving written or oral notice to the Tabulation Agent and Payment Agent and by making a public announcement by press release by 9:00 a.m. (Toronto time) on the next business day following the previously established Expiration Time. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through a newswire service. During any extension of the Solicitation, all Consents delivered to the Tabulation Agent and Payment Agent will remain effective.

To the extent it is legally permitted to do so, the Company expressly reserves the absolute right, at any time prior to the effectiveness of the Proposed Amendments, to terminate or abandon the Solicitation for any reason,

  waive any condition to the Solicitation (except that the receipt of the Requisite Consents is required for the approval of the Proposed Amendments and may not be waived),

  extend the Expiration Time,

  amend any of the terms of the Solicitation, including the amount or form of consideration to be paid pursuant to the Solicitation, provided, however, that in no event will the Company reduce the amount of the Consent Fee without at least five business days³ notice.

If the Company makes a material change in the terms of the Solicitation or the information concerning the Solicitation, the Company will promptly disclose such amendment, modification or waiver in a manner reasonably calculated to inform such Holders of such change. However, subject to applicable law and the immediately preceding sentence and without limiting the manner in which the Company may choose to make such disclosure, the Company shall have no obligation to publish, advertise or otherwise communicate any such disclosure other than by the timely release of such disclosure by way of a news release. If the Solicitation is amended on or prior to the Expiration Time in a manner determined by the Company in its sole discretion to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if deemed necessary by the Company, extend the Solicitation in order to permit Holders to deliver Consents. In addition, the Company may, if it deems appropriate, extend the Solicitation for any other reason.

MATERIAL TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a Holder that beneficially owns the relevant Notes and to a Beneficial or Non-Registered Holder who, in either case, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, holds the Notes as capital property, deals at arm³s length, and is not affiliated, with the Company and deals at arm³s length with any purchaser under the Forward Agreements or Gold Streaming Agreement (a “Relevant Holder”). Generally, the Notes will be considered capital property to a Relevant Holder provided that the Relevant Holder does not hold the Notes in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure or concern in the nature of trade. Certain Relevant Holders who are resident in Canada whose Notes might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such Notes and every other “Canadian security” (as defined in the Tax Act) owned by such Relevant Holder in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Relevant Holders should consult their own tax advisors having regard to their own particular circumstances.

This summary is not applicable to a Relevant Holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act); or (iv) that has elected to report the Relevant Holder³s “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency. Such Relevant Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this Solicitation, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the Company³s understanding of the administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) made public prior to the date hereof. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or practice, whether by way of judicial, governmental or legislative decision or action or changes in the administrative practices or assessing policies of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The income and other tax consequences of disposing of the Notes will vary depending on the particular circumstances of the Relevant Holder thereof, including the province in which the Relevant Holder resides or carries on business.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Relevant Holder, and no representations with respect to the income tax consequences to any particular Relevant Holder are made. Accordingly, Relevant Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of the Notes, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Taxation of Relevant Holders Resident in Canada

The following portion of this summary is applicable to a Relevant Holder who, for the purposes of the Tax Act and who at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Receipt of the Consent Fee

While there is no authority addressing directly the Canadian tax treatment of the receipt of the Consent Fee, a Resident Holder who receives the Consent Fee will generally be required to include the amount of such Consent Fee in computing the income of the Resident Holder for the taxation year in which such Consent Fee is received. Resident Holders should consult their own tax advisors having regard to their own particular circumstances.

Proposed Amendments

The adoption of the Proposed Amendments should not result in a novation or be considered to fundamentally alter the terms of the Notes for the purposes of the Tax Act. Accordingly, the adoption of the Proposed Amendments should not result in a disposition of the Notes for purposes of the Tax Act and the adoption of the Proposed Amendments should not, in and of itself, give rise to any consequences under the Tax Act to a Resident Holder.

Taxation of Relevant Holders Not Resident in Canada

The following summary is generally applicable to a Relevant Holder who, for the purposes of the Tax Act and any applicable income tax convention between Canada and the jurisdiction in which such Holder resides and who in either case at all relevant times (i) is not, and is not deemed to be, resident in Canada, (ii) is neither a “specified shareholder” of the Company nor a person not dealing at arm³s length with a “specified shareholder” of the Company as defined in subsection 18(5) of the Tax Act and (iii) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada (a “NonResident Holder”).

Receipt of the Consent Fee

A Non-Resident Holder should not be subject to Canadian withholding tax solely as a result of the payment of the Consent Fee by the Company to the Non-Resident Holder.

Proposed Amendments

The Proposed Amendments should not, in and of themselves, give rise to any consequences under the Tax Act to a Non-Resident Holder.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of (i) the receipt of the Consent Fee by U.S. Holders, and (ii) the adoption of the Proposed Amendments. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company does not intend to seek or receive a ruling from the Internal Revenue Service (the “IRS”) on any of the tax considerations described herein.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular U.S. Holders in light of their individual investment circumstances or the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, persons that hold the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment consisting of Notes and one or more other positions, or U.S. Holders, as defined below, that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss the unearned income Medicare contribution tax, any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences. This summary assumes that U.S. Holders hold their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

As used herein, the term “U.S. Holder” means a Beneficial or Non-Registered Holder that is or is treated as, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons has authority to control all of its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

If a partnership is a Beneficial or Non-Registered Holder, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Partnerships that are Beneficial or Non-Registered Holders, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences to them of receipt of the Consent Fee and implementation of the Proposed Amendments.

This summary is for general purposes only. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular U.S. Holder of Notes. Each U.S. Holder (including any U.S. Holder that does not consent to the Proposed Amendments) should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of receipt of the Consent Fee and implementation of the Proposed Amendments.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of Implementation of the Proposed Amendments

There can be no assurance that the IRS will agree with the conclusions set out herein, or that a court would approve such conclusions if the IRS were to make a challenge thereto. Accordingly, each U.S. Holder should consult its own tax advisor with regard to the application of United States federal income tax laws to the Proposed Amendments and the Consent Fee, and as to the effect of the laws of each state, local or non-U.S. taxing jurisdictions to which it is subject.

Proposed Amendments and Consent Fee

The United States federal income tax consequences to U.S. Holders consenting to the Proposed Amendments generally will depend upon whether the adoption of the Proposed Amendments and/or the receipt of the Consent Fee, considered alone or together, result in a deemed exchange of their Notes for United States federal income tax purposes. Generally, the modification of a debt instrument will result in a deemed exchange of the debt instrument for a “new” debt instrument if such modification is “significant” within the meaning of applicable Regulations promulgated under the Code. Under these Regulations, a modification is “significant” if, based on all the facts and circumstances and taking into account all modifications collectively, the legal rights and obligations that are altered and the degree to which they are altered are economically significant. A significant modification will result if the adoption of the Proposed Amendments result in (i) a substantial enhancement of the Company³s capacity to meet payment obligations under the Notes where such capacity was primarily speculative prior to the modification and is adequate after the modification; or (ii) a substantial impairment of the Company³s capacity to meet payment obligations under the Notes where such capacity was adequate prior to the modification and is primarily speculative after the modification.

The Company intends to take the position that the adoption of the Proposed Amendments and the payment of the Consent Fee should not constitute a significant modification of the Notes and, therefore, should not result in a deemed exchange of a U.S. Holder³s Notes for “new” Notes for United States federal income tax purposes. Absent a deemed exchange, U.S. Holders should not recognize any gain or loss for United States federal income tax purposes with respect to the Notes as a result of the adoption of the Proposed Amendments and should be subject to tax only on the amount of the Consent Fee (as discussed below). Further, a U.S. Holder should continue to have the same tax basis and holding period in the Notes.

The United States federal income tax treatment of a U.S. Holder³s receipt of the Consent Fee is unclear. The receipt of the Consent Fee by a U.S. Holder may be treated for United States federal income tax purposes either as (i) an additional payment received by the U.S. Holder with respect to the Notes, or (ii) a separate fee paid for the U.S. Holder³s consent to the Proposed Amendments. The Company intends to take the position that the Consent Fee is a separate fee paid for the U.S. Holder³s consent to the Proposed Amendments. As such, the Consent Fee paid to a U.S. Holder will constitute ordinary income at the time it accrues or is received in accordance with such U.S. Holder³s method of accounting for United States federal income tax purposes. No assurance can be given, however, that this position, if challenged, would be sustained. U.S. Holders should consult their own tax advisors regarding the proper United States federal income tax treatment of their receipt of the Consent Fee.

The foregoing characterization of the Proposed Amendments and payment of the Consent Fee is not binding upon the IRS, and the IRS might assert that the adoption of the Proposed Amendments and the Consent Fee, considered alone or together, result in a significant modification of the Notes. If the adoption of the Proposed Amendments and/or the payment of the Consent Fee were treated as a significant modification of the Notes, U.S. Holders would be treated as if they had exchanged their Notes for “new” Notes that reflect the Proposed Amendments and the tax consequences could differ materially from the tax consequences described above. Depending on the circumstances, such treatment could result in a U.S. Holder recognizing gain or loss on the exchange to the extent the U.S. Holder³s basis differs from the fair market value of the modified Note. If the fair market value of the modified “new” Note exceeds the U.S. Holder³s tax basis in such Note, the U.S. Holder will generally recognize gain to the extent the fair market value of the modified Note exceeds its tax basis. If there is a deemed exchange of a U.S. Holder³s original Notes for “new” Notes and if the “issue price” of the “new” Notes is less than their stated redemption price at maturity (with an exception for certain de minimis amounts), the “new” Notes would be treated as issued with original issue discount, or “OID,” which U.S. Holders would be required to accrue (regardless of their method of accounting for United States federal income tax purposes) using a constant yield method under the accrual rules for OID.

U.S. Holders should consult their own tax advisors regarding the potential tax consequences of the adoption of the Proposed Amendments and the receipt of the Consent Fee, including the risk that adoption of the Proposed Amendments constitutes a significant modification of the Notes for United States federal income tax purposes, and the tax consequences to them if the adoption of the Proposed Amendments is so treated, including the inclusion of OID in income.

Backup Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28 percent on any Consent Fees that are received unless such U.S. Holder (i) is a corporation or is eligible for certain other exemptions and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding with respect to a Consent Fee will be allowed as a credit against such U.S. Holder³s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

THE SOLICITATION AGENT AND THE TABULATION AGENT AND PAYMENT AGENT

Solicitation Agent

CIBC World Markets Inc. currently acts as financial advisor to the Company pursuant to an engagement agreement previously entered into by the Company and CIBC World Markets Inc. (the “Financial Advisory Engagement Agreement”). The Company has also engaged CIBC World Markets Inc. to act as the solicitation agent in connection with the Solicitation. In this capacity, the Solicitation Agent may contact Holders or Intermediaries or Beneficial or Non-Registered Holders regarding the Solicitation and solicit Consents.

At any given time, the Solicitation Agent may trade the Notes or any other securities of ours for its own account, or for the accounts of its customers, and accordingly, may hold a long or short position in the Notes or those other securities.

The Solicitation Agent and its affiliates have provided, and may provide in the future, investment banking and other financial services to us and our affiliates for which they have received, and would receive, customary compensation.

Tabulation Agent and Payment Agent

Equity Financial Trust Company has been appointed as Tabulation Agent and Payment Agent for the Solicitation. Consents and all correspondence in connection with the Solicitation should be sent or delivered by each Holder to the Tabulation Agent and Payment Agent at the address and telephone number set forth on the back cover of this Solicitation Statement.

Neither the Solicitation Agent nor the Tabulation Agent and Payment Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates, the Indenture, the Collateral Trust Agreement or the Notes contained herein or in the Consent Form and other related documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

FEES AND EXPENSES

The Company will pay the Tabulation Agent and Payment Agent customary fees for its services in connection with the Solicitation and will reimburse the Solicitation Agent and the Tabulation Agent and Payment Agent for their respective reasonable out-of-pocket expenses in connection therewith. The Solicitation Agent will not receive any fees in connection with the Solicitation in addition to any fees it may receive for its services as financial advisor pursuant to the Financial Advisory Engagement Agreement. The Company may also pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies, if required, of this Solicitation Statement and the Consent Form and related materials to the Beneficial or Non-Registered Holders and in handling or forwarding Consents by their customers, if required.

In connection with the Solicitation, directors and officers of the Company may solicit Consents by mail, personally, by telephone, facsimile, telegram, electronic communication or other similar methods. These directors and officers will not be specifically compensated for these services.

No brokerage commissions will be payable by Holders who deliver Consents to the Solicitation Agent, the Tabulation Agent and Payment Agent or the Company. Holders who deliver Consents through an Intermediary should contact such institution as to whether it charges any service fees.

MISCELLANEOUS

The Solicitation is being made to all Holders. The Company is not aware of any jurisdiction in which the making of the Solicitation is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Solicitation would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Solicitation will not be made to (nor will deliveries of Consents be accepted from or on behalf of) the Holders residing in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Solicitation Statement or in the Consent Form and, if given or made, such information or representation must not be relied upon as having been authorized.

The Consent Form should be sent or delivered by each Holder to the Tabulation Agent and Payment Agent.

SCHEDULE A

FORM OF AMENDING AGREEMENTS

            THIS FIRST AMENDING AGREEMENT TO INDENTURE made as of the • day of •, 2015.

BETWEEN:

BANRO CORPORATION, a corporation continued under the laws of the Canada, having an office in Toronto, Ontario

(the “Company”)

OF THE FIRST PART

- and -

BANRO CONGO MINING S.A., KAMITUGA MINING S.A., LUGUSHWA MINING S.A., NAMOYA MINING S.A., and TWANGIZA MINING S.A.

(collectively, the “DRC Guarantors”)

OF THE SECOND PART

- and -

BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED, KAMITUGA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, NAMOYA (BARBADOS) LIMITED and TWANGIZA (BARBADOS) LIMITED

(collectively, the “Barbados Guarantors”)

OF THE THIRD PART

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry business in the Province of Ontario

(the “Trustee”)

     OF THE FOURTH PART

WHEREAS:

A.

Each of the Company, the DRC Guarantors and the Trustee has heretofore executed and delivered to the Trustee an indenture dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the "Note Indenture") providing for the issuance of an unlimited aggregate principal amount of 10% Senior Secured Notes due 2017 (the "Notes");

B.

By Supplemental Note Indenture dated as of April 23, 2013, each Barbados Guarantor agreed to be a Guarantor under the Note Indenture and to be bound by the terms of the Note Indenture applicable to Guarantors, including Article 10 thereof;

C.	Section 4.09 of the Note Indenture provides for certain negative covenants relating to limitations on Indebtedness;

D.	The Company, the Guarantors and the Trustee wish to amend the Note Indenture to, among other things, revise the scope of such negative covenants; and

E.

Section 9.02(a) of the Note Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture Documents with the consent of the Holders of a majority in principal amount of the Notes then outstanding voting as a single class, which consent has been obtained;

NOW THEREFORE, this First Amending Agreement witnesseth and it is hereby agreed and declared as follows:

1.	Capitalized Terms

Except as otherwise provided for herein, all capitalized terms and expressions used in this First Amending Agreement shall have the meanings ascribed to them in the Note Indenture.

2.	Amendments

a.	The following are added as additional definitions in Section 1.01 of the Note Indenture:

'“Deposit Balance Amount” means the principal amount of any Indebtedness, which amount shall not exceed $60,000,000 less the Deposit (as defined in the Namoya Streaming Agreement) and which amount shall be outstanding for a period not to exceed three years from the date hereof;”

“Forward Sale/Streaming Agreements” means the Namoya Streaming Agreement, the Twangiza Forward Agreement - 1 and the Twangiza Forward Agreement - 2;”

“Forward Sale/Streaming Facilities” means the transactions described in the Forward Sale/Streaming Agreements;”

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement;”

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement;”

"Namoya Streaming Agreement" means the Gold Streaming Agreement dated February 27, 2015 among Namoya GSA Holdings, the Company and Namoya Mining S.A. (as amended or restated from time to time);”

"Namoya Streaming Obligations" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Namoya Streaming Agreement;”

"Namoya Streaming Secured Obligations" means the Deposit (as defined in the Namoya Streaming Agreement as in effect as of the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Namoya Streaming Agreement as of the date hereof;

“Priority Stream Obligations” means the obligation to, without duplication, deliver the Namoya Payable Gold, including any Namoya Payable Gold which, pursuant to the terms of the Namoya Streaming Agreement, should have been delivered to or for the benefit of the Namoya Purchaser but which was not delivered or which was used for another purpose in contravention of the Namoya Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Namoya Payable Gold, which shall continue as part of the Namoya Streaming Obligations only;

"Twangiza Forward Agreement - 1" means the Gold Purchase and Sale Agreement dated February 27, 2015 among Twangiza GFSA Holdings, the Company and Twangiza Mining S.A. (as amended or restated from time to time);

"Twangiza Forward Agreement - 2" means the Gold Purchase and Sale Agreement dated February 27, 2015 among Twangiza GFSA Holdings, the Company and Twangiza Mining S.A. (as amended or restated from time to time);

"Twangiza Forward Obligations - 1" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Twangiza Forward Agreement – 1, referred to therein as the “PSA Obligations”;

"Twangiza Forward Secured Obligations - 1" means $20,000,000 (being the Prepayment Amount in the Twangiza Forward Agreement – 1), which amount shall be reduced by $555,556 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement – 1 as in effect as of the date hereof) of gold, which secured obligations are referred to in the Twangiza Forward Agreement – 1 as the “Secured Amount”;

"Twangiza Forward Obligations - 2" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Twangiza Forward Agreement – 2, referred to therein as the “PSA Obligations”;

"Twangiza Forward Secured Obligations - 2" means $20,000,000 (being the Prepayment Amount in the Twangiza Forward Agreement – 2), which amount shall be reduced by $555,556 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement – 2 as in effect as of the date hereof) of gold, which secured obligations are referred to in the Twangiza Forward Agreement – 2 as the “Secured Amount”;

"Twangiza Forward Obligations" means, collectively, the Twangiza Forward Obligations - 1 and the Twangiza Forward Obligations - 2;"

"Twangiza Forward Secured Obligations" means, collectively, the Twangiza Forward Secured Obligations - 1 and the Twangiza Forward Secured Obligations - 2;"

Confirmation that Namoya Streaming Obligations and Twangiza Forward Obligations permitted under the Note Indenture

b.	The following is added to the definition of "Indebtedness" in Section 1.01 of the Note Indenture as new paragraph (11) thereof:

"(11) the Namoya Streaming Obligations and the Twangiza Forward Obligations."

c.	The following is added to the definition of "Asset Disposition" in Section 1.01 of the Note Indenture as new paragraph (19) thereof:

"(19) the Forward Sale/Streaming Facilities."

d.	Subsection (2)(a) of the definition of "Parity Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

e.	Subsection (1) of the definition of "Priority Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

f.	The following is added to Section 4.09(b) of the Note Indenture as new paragraph (20) thereof:

"(20) the Namoya Streaming Obligations and the Twangiza Forward Obligations."

Priority Liens to include Priority Stream Obligations and Twangiza Forward Secured Obligations

g.	Section 4.09(b)(1) is deleted and the following substituted therefor:

"(1)      Indebtedness of the Company or any of its Restricted Subsidiaries pursuant to Debt Facilities or Forward Sale/Streaming Facilities in an aggregate amount of:

(A)	the Priority Stream Obligations, and

(B)	an amount not to exceed the greater of:

	(i)	the greater of (1) $20,000,000 and (2) 5% of Total Assets, and

	(ii)	the aggregate of (1) $15,000,000 and (2) the Twangiza Forward Secured Obligations."

Parity Liens to include Namoya Streaming Secured Obligations

h.	Section 4.09(b)(19) is deleted and the following substituted therefor:

"(19) in addition to the items referred to in clauses (1) through (18) above and (20) below, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (19) and then outstanding, shall not exceed the greater of:

(A)	the greater of (i) $5.0 million and (ii) 1% of Total Assets, and

            (B) the aggregate of (i) the Namoya Streaming Secured Obligations, excluding the amount of any Priority Stream Obligation that is included in Section 4.09(b)(1), and (ii) the Deposit Balance Amount, at anytime outstanding.”

Confirmation of Priority of Namoya Payable Gold as a Pre-paid Purchase Obligation

i.	The definition of “Priority Debt Sharing Confirmation” is deleted in its entirety and replaced with the following:

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Borrower or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

Permitting Certain Restrictions on Intercompany Distributions

j.	The following is added at the end of Section 4.08(a):

"where the effect of such consensual encumbrance or consensual restriction is to cause the Company or any of its Restricted Subsidiaries to not have sufficient funds to satisfy its obligations hereunder or under any other Secured Debt Document.”

Cross Defaults to Forward Sale/Streaming Agreements

k.	The following is added to Section 6.01 as new paragraph (6.1) thereof:

"(6.1) any Banro Event of Default under any of the Forward Sale/Streaming Agreements (as defined therein) in respect of which the grace period has expired;”

3.	Amendments to Priority Debt Sharing Confirmations

The parties hereto acknowledge and agree that each Priority Debt Sharing Confirmation in the Indenture Documents or entered into in connection with an Indenture Document, is hereby amended to provide that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement.

4.	Amendments to Indenture Documents and Collateral Documents

The parties hereto acknowledge and agree that all Indenture Documents and Collateral Documents are deemed to be amended to the extent required to reflect the amendments set forth in this First Amending Agreement.

5.	Further Steps

The Company and the Trustee are hereby authorized and directed to take all such further steps as are necessary to give effect to the amendments as set forth in this First Amending Agreement.

6.	Incorporation into Note Indenture

This First Amending Agreement shall be read and construed as if forming a part of the Note Indenture and the Note Indenture shall be amended and revised to the extent required to give effect to this First Amending Agreement.

7.	Ratification

The Note Indenture, as amended by this First Amending Agreement, is in all respects ratified and confirmed.

8.	Governing Law

This First Amending Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties hereby submit and attorn to the jurisdiction of the courts of Ontario for all matters related to this First Amending Agreement.

9.	Counterparts

This First Amending Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this First Amending Agreement as of the date first above written.

BANRO CORPORATION

Per:_________________________________________________
         Name:
         Title:

BANRO CONGO MINING S.A.

Per:_________________________________________________
         Name:
         Title:

KAMITUGA MINING S.A.

Per:_________________________________________________
         Name:
         Title::

LUGUSHWA MINING S.A.

Per:_________________________________________________
         Name:
         Title:

NAMOYA MINING S.A.

Per:_________________________________________________
         Name:
         Title:

TWANGIZA MINING S.A.

Per:_________________________________________________
         Name:
         Title:

(signature page to indenture amendment)

BANRO GROUP (BARBADOS) LIMITED

Per:_________________________________________________
         Name:
         Title:

BANRO CONGO (BARBADOS) LIMITED

Per:_________________________________________________
         Name:
         Title:

KAMITUGA (BARBADOS) LIMITED

Per:_________________________________________________
         Name:
         Title:

LUGUSHWA (BARBADOS) LIMITED

Per:_________________________________________________
         Name:
         Title:

NAMOYA (BARBADOS) LIMITED

Per:_________________________________________________
         Name:
         Title:

TWANGIZA (BARBADOS) LIMITED

Per:_________________________________________________
         Name:
         Title:

(signature page to indenture amendment)

EQUITY FINANCIAL TRUST COMPANY

Per:_________________________________________________
         Name:
         Title:

Per:_________________________________________________
         Name:
         Title:

(signature page to indenture amendment)

            THIS FIRST AMENDING AGREEMENT TO COLLATERAL TRUST AGREEMENT made as • day of of the •, 2015.

BETWEEN:

BANRO CORPORATION, a corporation continued under the laws of the Canada, having an office in Toronto, Ontario

(the “Company”)

OF THE FIRST PART

- and -

THE INITIAL GUARANTORS, as Initial Guarantors

(collectively, the “Initial Guarantors”)

OF THE SECOND PART

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry business in the Province of Ontario

(the “Indenture Trustee”)

OF THE THIRD PART

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry business in the Province of Ontario

(“Collateral Agent”)

OF THE FOURTH PART

- and -

ECOBANK DRC SARL, a company continued under the laws of the Democratic Republic of Congo

(“Ecobank”)

OF THE FIFTH PART

- and -

GRAMERCY FUNDS MANAGEMENT LLC, a limited liability company formed under the laws of Delaware

(“Gramercy”)

OF THE SIXTH PART

WHEREAS:

A.

The Company, the Initial Guarantors, the Indenture Trustee and Collateral Agent have heretofore executed and delivered a collateral trust agreement dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the "CTA ");

B.	By Joinder dated as of January 28, 2013, Ecobank agreed to be bound by the terms of the CTA as a Secured Debt Representative;

C.	By Joinder dated as of August 18, 2014, Gramercy agreed to be bound by the terms of the CTA as a Secured Debt Representative;

E.

T he Company, the Initial Guarantors, the Indenture Trustee and Collateral Agent wish to amend the CTA to revise, among other things, the remedies available to the Collateral Agent upon an Actionable Default and the application of proceeds pursuant to Section 3.4; and

F.

Section 9.1(a) of the CTA provides that the Collateral Agent, acting as directed by an Act of Instructing Debtholders, and the Obligors may amend or supplement the CTA, provided that the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected under the applicable Secured Debt Document has been obtained, which consent to this First Amending Agreement has been obtained.

NOW THEREFORE, this First Amending Agreement witnesseth and it is hereby agreed and declared as follows:

1.	Capitalized Terms

Except as otherwise provided for herein, all capitalized terms and expressions used in this First Amending Agreement shall have the meanings ascribed to them in the CTA.

2.	Amendments to CTA

a.	The following are added as additional definitions in Section 1.1 of the CTA:

“Disposition” means with respect to any asset of any Person, any direct or indirect sale (including, where the context so requires, the sale of the Person itself), lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, and includes the collection, foreclosure or other realization upon collateral pledged by such Person; and “Dispose”, “Disposal ” and “Disposed” have meanings correlative thereto;”

“Forward Sale/Streaming Agreements” has the meaning ascribed thereto in the Indenture;"

“FSA Purchasers” means the Namoya Purchaser and the Twangiza Purchaser;"

"Namoya Streaming Agreement" has the meaning ascribed thereto in the Indenture;"

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement;”

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement;”

“Priority Stream Obligations” has the meaning ascribed thereto in the Indenture;”

“Twangiza Purchaser” has the meaning ascribed to “Purchaser” in each of the Twangiza Forward Agreement – 1 and Twangiza Forward Agreement - 2;”

b.	The definitions of “Permitted Prior Liens” and “Priority Debt Sharing Confirmation” and are deleted in their entirety and replaced with the following:

“Permitted Prior Liens” means Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Priority Lien Documents.

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Borrower or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in this Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under this Agreement.

c.	Subsection (b)(i) of the definition of "Parity Lien Debt" in Section 1.1 of the CTA is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Borrower, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for Namoya Streaming Obligations;"

d.	Subsection (a) of the definition of "Priority Lien Debt" in Section 1.1 of the CTA is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Borrower, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for Namoya Streaming Obligations;"

e.	The following is added to the end of the first sentence of Section 2.5 of the CTA:

(except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)).

f.	The following is added to Section 3.3 of the CTA:

"Notwithstanding any Act of Instructing Debtholders or any provision in this Agreement or in any other Collateral Document, the Collateral Agent shall not Dispose of nor shall it request, approve or consent to any Disposition of the Collateral unless such Disposition complies in all respects with the transfer restrictions in the Forward Sale/Streaming Agreements. If the Disposition of Collateral is effected in accordance in all respects with the transfer provisions in the Namoya Streaming Agreement, then the Namoya Purchaser will have no entitlement to share in the proceeds of the Disposition of such Collateral (including pursuant to Section 3.4(a)) except to satisfy the Priority Stream Obligations due and owing to the Namoya Purchaser prior to such Disposition and not assumed by the transferee of such Collateral."

g.	Section 3.4(a) of the CTA is deleted in its entirety and replaced with the following:

“(a) The Collateral Agent will, subject to applicable law, apply the proceeds of any Disposition of any Collateral and the proceeds of any insurance policy, including any title insurance policy, in the following order of application and pursuant to wiring instructions as specified in an Act of Instructing Debtholders:

(i) FIRST, to the payment of all amounts payable under this Agreement on account of the Collateral Agent’s direct or indirect fees and any reasonable legal fees, costs and expenses or other liabilities or debts of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with this Agreement or any other Collateral Document;

(ii) SECOND, to the repayment of Indebtedness or other Obligations, other than Secured Obligations, secured by a Permitted Prior Lien on the Collateral sold or realized upon;

(iii) THIRD, to the Namoya Purchaser for application to the payment of all outstanding Priority Stream Obligations;

(iv) FOURTH, to the respective Priority Debt Representatives for application to the payment of all outstanding Priority Lien Obligations (other than the Priority Stream Obligations) that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt (other than the Priority Stream Obligations) and all other Priority Lien Obligations (other than the Priority Stream Obligations) that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit and bankers’ acceptances constituting Priority Lien Debt);

(v) FIFTH, to the respective Parity Debt Representatives for application to the payment of all outstanding Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at 102.5% of the aggregate undrawn amount) of all outstanding letters of credit and bankers’ acceptances constituting Parity Lien Debt); and

(vi) SIXTH, any surplus remaining after the irrevocable and unconditional payment in full in cash of all of the Secured Obligations and Obligations entitled to the benefit of such Collateral will be paid to the Borrower or the other applicable Obligors, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.”

h.	Section 3.4 of the CTA is hereby amended by adding the following as subsection (c):

If any Priority Lien Secured Party other than the Namoya Purchaser collects or receives any proceeds in respect of the Priority Stream Obligations prior to the payment and satisfaction in full of the Priority Stream Obligations and a Responsible Officer of such Priority Debt Representative shall have received written notice, or shall have actual knowledge, of the same prior to such Priority Debt Representative’s distribution of such proceeds, whether after the commencement of an Insolvency Proceeding or otherwise, such Priority Lien Secured Party will forthwith deliver the same to the Collateral Agent, for the account of the Namoya Purchaser, in the form received, duly endorsed to the Collateral Agent, for the account of the Namoya Purchaser to be applied in accordance with clause (a) above.

Until so delivered, such proceeds will be held by such Priority Lien Secured Party for the benefit of the Namoya Purchaser. This Section 3.4(c) shall not apply to payments received by any holder of Priority Lien Obligations if such payments are not proceeds of any Disposition of any Collateral.

3.	Acknowledgement of Security Interest in Forward Sale/Streaming Agreements

The parties hereto acknowledge that the FSA Purchasers have granted a security interest in all of their right, title, estate and interest in, to, under and in respect of the Forward Sale/Streaming Agreements as general and continuing security for the payment and performance of certain of their other obligations. The parties hereto agree that upon a due enforcement of such security interest against a FSA Purchaser by the applicable secured parties or their representative, the security parties or their representative shall hold all of the applicable FSA Purchaser’s right, title, estate and interest in, to, under and in respect of the Forward Sale/Streaming Agreements and shall be afforded the benefit of, and be deemed to have assumed, all of the rights and obligations of the Forward Sale/Streaming Agreements under the Collateral Documents, provided that such secured parties or their representative execute(s) the requisite Priority Debt Sharing Confirmation or Parity Debt Sharing Confirmation, as applicable.

4.	Amendments to Priority Debt Sharing Confirmations

The parties hereto acknowledge and agree that each Priority Debt Sharing Confirmation in the Secured Debt Documents (including, without limitation, the Securities Purchase Agreement dated August 18, 2014 between Banro Corporation and the Buyers (as defined therein)) or entered into in connection with a Secured Debt Document, is hereby amended to provide that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of this Agreement.

5.	Amendments to Secured Debt Documents and Collateral Documents

The parties hereto acknowledge and agree that all Secured Debt Documents and Collateral Documents are deemed to be amended to the extent required to reflect the amendments set forth in this First Amending Agreement.

6.	Further Steps

The Company and the Trustee are hereby authorized and directed to take all such further steps as are necessary to give effect to the amendments as set forth in this First Amending Agreement.

7.	Incorporation into CTA

This First Amending Agreement shall be read and construed as if forming a part of the CTA and the CTA shall be amended and revised to the extent required to give effect to this First Amending Agreement.

8.	Ratification

The CTA, as amended by this First Amending Agreement, is in all respects ratified and confirmed.

9.	Governing Law

This First Amending Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties hereby submit and attorn to the jurisdiction of the courts of Ontario for all matters related to this First Amending Agreement.

10.	Counterparts

This First Amending Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this First Amending Agreement as of the date first above written.

EQUITY FINANCIAL TRUST COMPANY
as Collateral Agent

Per:_________________________________________________
         Name:
         Title:

Per:_________________________________________________
         Name:
         Title:

EQUITY FINANCIAL TRUST COMPANY
as Indenture Trustee

Per:_________________________________________________
         Name:
         Title:

Per:_________________________________________________
         Name:
         Title:

BANRO CORPORATION
as Borrower and Issuer

Per:_________________________________________________
         Name:
         Title:

BANRO CONGO MINING S.A.
as Initial Guarantor

Per:_________________________________________________
         Name:
         Title:

(signature page to Amending Agreement)

KAMITUGA MINING S.A.
as Initial Guarantor

Per:_________________________________________________
         Name:
         Title:

LUGUSHWA MINING S.A.
as Initial Guarantor

Per:_________________________________________________
         Name:
         Title:

NAMOYA MINING S.A.
as Initial Guarantor

Per:_________________________________________________
         Name:
         Title:

TWANGIZA MINING S.A.
as Initial Guarantor

Per:_________________________________________________
         Name:
         Title:

ECOBANK DRC SARL
as Secured Debt Representative

Per:_________________________________________________
         Name:
         Title:

Per:_________________________________________________
         Name:
         Title:

GRAMERCY FUNDS MANAGEMENT LLC
as Secured Debt Representative

Per:_________________________________________________
         Name:
         Title:

(signature page to Amending Agreement)

The Tabulation Agent and Payment Agent for the Solicitation is:

Equity Financial Trust Company

By Overnight Delivery or Regular	By Email:	By Facsimile:
Mail or Registered or Certified
Mail:	tmxecorporateActions@tmx.com	(416) 361-0470

200 University Ave., Suite 300
Toronto, ON M5H 4H1
Canada
Attn: Corporate Actions

Any questions regarding the terms of the Solicitation may be directed to the Solicitation Agent.

The Solicitation Agent for the Solicitation is:

CIBC World Markets Inc.

161 Bay Street, 6th Floor
Toronto, Ontario M5J 2S8
Canada
Attn: Sean Dixon

(416) 956-6978 (Call Collect)